NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540 Direct: 609-524-4591 Fax: 609-524-4589 Timothy W.J. O’Brien Vice President General Counsel

May 26, 2005

VIA EDGAR and VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0308
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: H. Christopher Owings

RE:	NRG Energy, Inc.
Amendment No. 1 to Form S-3 filed May 26, 2005
File No. 333-123677

Dear Mr. Owings:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, NRG Energy, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary or proper in order that the above-referenced Amendment No. 1 to the Registration Statement on Form S-3 may become effective on May 31, 2005 at 9:00 a.m. Eastern Daylight Time, or as soon thereafter as practicable. The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert comments of the Staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (609) 524-4591 or Michael Rogan, counsel for the Company, at (202) 371-7550, regarding this request.

     Thank you for your courtesy and cooperation.

Very truly yours,

/s/ TIMOTHY O’BRIEN

Timothy O’Brien
Vice President, General Counsel and Secretary
NRG Energy, Inc.